SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

180 LIFE SCIENCES CORP.

 (Name of Issuer)

COMMON STOCK, PAR VALUE $ 0.0001 PER SHARE

(Title of Class of Securities)

68236V104

(CUSIP Number)

December 31, 2021

 (Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Name of Reporting Persons Jagdeep Nanchahal
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British citizen
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 1,520,564
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 1,520,564
	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,520,564
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11	Percent of Class Represented by Amount in Row 9 4.5%(1)
12	Type of Reporting Person (see instructions) IN

(1)	Based on 34,016,456 shares of Common Stock of the Issuer outstanding as of November 12, 2021, as set forth on the cover page of the Issuer’s Quarter Report on Form 10-Q for the quarter ended September 30, 2021.

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SCHEDULE 13G

This Schedule 13G/A (Amendment No. 1)(this “Schedule 13G”) is being filed on behalf of Mr. Jagdeep Nanchahal, an individual, in connection with the common stock, $0.0001 par value per share (“Common Stock”) of 180 Life Sciences Corp., a Delaware corporation (the “Issuer”). Mr. Nanchahal is a consultant of the Issuer and the Chairman of the Issuer’s Clinical Advisory Board.

Item 1(a)	Name of Issuer.

180 Life Sciences Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

3000 El Camino Real, Bldg. 4, Suite 200 Palo Alto, CA 94306

Item 2(a)	Name of Person Filing.

Mr. Jagdeep Nanchahal

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

11 Terrett Avenue, Oxford, UK OX3 8FE

Item 2(c)	Citizenship or Place of Organization.

Mr. Nanchahal is a British citizen.

Item 2(d)	Title of Class of Securities.

Common stock, $0.0001 par value per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

68236V104

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP No. 68236V104	13G	Page 4 of 5

Item 4	Ownership.

(a)	Amount beneficially owned: Mr. Nanchahal is the beneficial owner of 1,520,564 shares of Common Stock.

(b)	Percent of class: Mr. Nanchahal is the beneficial owner of 4.5% of the outstanding shares of Common Stock of the Issuer. This percentage is determined by dividing 1,520,564, by 34,016,456 shares, the number of outstanding shares of the Issuer as of November 12, 2021.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 1,520,564

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 1,520,564

(iv)	shared power to dispose or to direct the disposition of: -0-

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2022

/s/ Jagdeep Nanchahal
Jagdeep Nanchahal